United States Securities and Exchange Commission Washington, D.C. 20549

Schedule 14D-1F

TENDER OFFER STATEMENT PURSUANT TO RULE 14d-1(b) UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Amendment No. 1

ARIZONA STAR RESOURCE CORP.

(Name of Subject Company)

British Columbia, Canada

(Jurisdiction of Subject Company’s Incorporation or Organization)

BARRICK GOLD CORPORATION

(Bidder)

Common Shares Without Par Value

(Title of Class of Securities)

04059G106

(CUSIP Number of Class of Securities (if applicable))

Sybil E. Veenman
Vice President, Assistant General Counsel and Secretary
Brookfield Place, TD Canada Trust Tower
161 Bay Street, Suite 3700
P.O. Box 212
Toronto, Ontario, Canada M5J 2S1
 (800) 720-7415

(Name, address (including zip code) and telephone number (including area code) of person(s) authorized to receive notices and communications on behalf of bidder)

November 9, 2007

(Date tender offer first published, sent or given to shareholders)

CALCULATION OF FILING FEE*

Transaction Valuation	Amount of Filing Fee
U.S. $247,577,083	U.S. $7,601

* Calculated in accordance with Rule 0-11 of the United States Securities Exchange Act of 1934, as amended, based on (i) the offer price of Cdn. $18.00 per Common Share of Arizona Star Resource Corp. and (ii) 12,908,394 Common Shares of Arizona Star Resource Corp. estimated to be held by United States holders as of November 9, 2007, assuming acceptance of the Offer by all such United States holders of Arizona Star Resource Corp.’s Common Shares.  For purposes of this calculation, Cdn. $1.00 = U.S. $1.0655, which is the inverse of the Federal Reserve Bank of New York’s Noon Buying Rate for Canadian dollars on November 9, 2007.

[×]
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: U.S. $7,601	Registration No.: 005-82578
Filing Party: Barrick Gold Corporation
Form: Schedule 14D-1F	Date Filed: November 9, 2007

PART I

INFORMATION REQUIRED TO BE SENT TO SHAREHOLDERS

Item 1.	Home Jurisdiction Documents

Offer and Circular, dated November 9, 2007, including the Letter of Transmittal and the Notice of Guaranteed Delivery.(1)

Item 2.	Informational Legends

See “Notice to Shareholders in the United States” inside the front cover of the Offer and Circular, dated November 9, 2007.(1)
______________________________________

(1)	Previously filed with Bidder’s Schedule 14D-1F (Commission File No. 005-82578) on November 9, 2007.

PART II

INFORMATION NOT REQUIRED TO BE SENT TO SHAREHOLDERS

The following documents are filed as exhibits to this Schedule:

Exhibit	Description

1.1*
Material Change Report of Barrick Gold Corporation, dated November 5, 2007, incorporated by reference to Exhibit 99.1 to Form 6-K (Commission File No. 001-09059) furnished to the Commission on November 7, 2007.

1.2*
Press Release of Barrick Gold Corporation, dated October 29, 2007, incorporated by reference to Exhibit 99.2 to Form 6-K (Commission File No. 001-09059) furnished to the Commission on November 7, 2007.

1.3	Notice Letter by Barrick Gold Corporation, dated November 9, 2007.(1)

1.4*
Press Release of Barrick Gold Corporation, dated December 19, 2007, incorporated by reference to Exhibit 99.1 to Form 6-K (Commission File No. 001-09059) furnished to the Commission on December 19, 2007.

1.5	Early Warning Report, dated December 19, 2007, filed by Barrick Gold Corporation.(2)
_______________________________________

*	Incorporated by reference.

(1)	Previously filed with Bidder’s Schedule 14D-1F (Commission File No. 005-82578) on November 9, 2007.

(2)	Filed herewith.

PART III

UNDERTAKINGS AND CONSENT TO SERVICE OF PROCESS

1.   Undertakings

(a)  The bidder undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to this Schedule or to transactions in said securities.

(b)  The bidder undertakes to disclose in the United States, on the same basis as it is required to make such disclosure pursuant to applicable Canadian federal and/or provincial or territorial laws, regulations or policies, or otherwise discloses, information regarding purchases of the issuer’s securities in connection with the cash tender offer covered by this Schedule. Such information shall be set forth in amendments to this Schedule.

2.   Consent to Service of Process

(a)  On November 9, 2007, the bidder filed with the Commission a written irrevocable consent and power of attorney on Form F-X.

(b)  Any change to the name or address of a registrant’s agent for service shall be communicated promptly to the Commission by amendment to Form F-X referencing the file number of the registrant.

PART IV

SIGNATURES

By signing this Schedule, the bidder consents without power of revocation that any administrative subpoena may be served, or any administrative proceeding, civil suit or civil action where the cause of action arises out of or relates to or concerns any offering made or purported to be made in connection with the filing on Schedule 14D-1F or any purchases or sales of any security in connection therewith, may be commenced against it in any administrative tribunal or in any appropriate court in any place subject to the jurisdiction of any state or of the United States by service of said subpoena or process upon the registrant’s designated agent.

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BARRICK GOLD CORPORATION

By:	/s/ Faith T. Teo
Name: Faith T. Teo
Title: Senior Counsel and Assistant Corporate Secretary

Date:	December 20, 2007